Exhibit 99.1

RELS LLC
Consolidated Financial Statements
December 31, 2010 and 2009

RELS LLC
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Income and Comprehensive Income	3

Statements of Partners’ Capital	4

Statements of Cash Flows	5

Notes to the Consolidated Financial Statements	6–13

Report of Independent Auditors

To the Partners of
RELS LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, partners’ capital and cash flows present fairly, in all material respects, the financial position of RELS LLC (the “Company”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company has significant related party transactions with Wells Fargo Corporation and CoreLogic Inc.

/s/ Pricewaterhouse Coopers, LLP
Minneapolis, Minnesota
March 29, 2011

RELS LLC
Consolidated Balance Sheets
December 31, 2010 and 2009

	2010	2009

Cash and cash equivalents	$8,610,103	$392,940
Accounts receivable, net of allowance for doubtful accounts of $27,960 and $59,914, respectively	12,977,774	15,030,960
Prepaid expenses and other assets	873,135	1,030,974
Prepaid pension costs	-	950,125
Due from related parties	41,093,153	38,656,780
Property and equipment, net	3,427,210	3,826,567
Total assets	$66,981,375	$59,888,346
Liabilities and Partners' Capital
Accounts payable and other liabilities	$11,003,654	$7,580,791
Accrued pension costs	869,003	-
Accrued payroll and benefits	6,292,921	6,431,202
Accumulated losses of RELS Management Company in excess of investment	13,890,868	13,605,515
Total liabilities	32,056,446	27,617,508
Commitments and contingencies (Note 5)
Partners' capital
Wells Fargo Foothill, Inc.	18,318,224	17,294,668
CoreLogic, Inc	18,391,631	17,363,980
Accumulated other comprehensive loss	(6,502,698)	(5,331,079)
Total RELS LLC partners' capital	30,207,158	29,327,569
Noncontrolling interests	4,717,771	2,943,269
Total partners' capital	34,924,929	32,270,838
Total liabilities and partners' capital	$66,981,375	$59,888,346

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2010 and 2009

	2010	2009

Revenues
Operating revenues	$441,397,017	$526,478,887
Interest income	10,517	26,165
Total revenues	441,407,534	526,505,052
Expenses
Professional fees	214,085,284	258,775,182
Salaries and other personnel costs	79,290,835	80,122,648
Selling, general and administrative costs	20,529,985	43,328,331
Total expenses	313,906,104	382,226,161
Other income (expense)
Equity income (loss) from investment in RELS Management Company	(234,153)	739,149
Total other income (expense)	(234,153)	739,149
Net income	127,267,277	145,018,040
Less: Net income attributable to noncontrolling interest	2,273,501	2,678,027
Net income attributable to RELS LLC	124,993,776	142,340,013
Other comprehensive income (loss)
Minimum pension liability adjustment	(1,171,619)	861,731
Comprehensive income attributable to RELS LLC	$123,822,157	$143,201,744

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Partners’ Capital
Years Ended December 31, 2010 and 2009

	Wells Fargo Foothill, Inc	CoreLogic Inc	Accumulated Other Comprehensive Loss	Total RELS Companies Capital	Noncontrolling Interests	Total Capital

Balances at December 31, 2008	$20,743,796	$20,826,938	$(6,192,810)	$35,377,924	$2,510,742	$37,888,666
Distributions	(74,476,794)	(74,775,305)	-	(149,252,099)	(2,245,500)	(151,497,599)
Net income	71,027,666	71,312,347	-	142,340,013	2,678,027	145,018,040
Minimum pension liability adjustment	-	-	861,731	861,731	-	861,731
Balances at December 31, 2009	17,294,668	17,363,980	(5,331,079)	29,327,569	2,943,269	32,270,838
Distributions	(61,348,338)	(61,594,230)	-	(122,942,568)	(499,000)	(123,441,568)
Net income	62,371,894	62,621,882	-	124,993,776	2,273,501	127,267,277
Minimum pension liability adjustment	-	-	(1,171,619)	(1,171,619)	-	(1,171,619)
Balances at December 31, 2010	$18,318,224	$18,391,631	$(6,502,698)	$30,207,158	$4,717,771	$34,924,928

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009

Cash flows from operating activities
Net income	$127,267,277	$145,018,040
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,938,956	2,482,380
(Gain)/Loss on disposal of property and equipment	(1,942)	711
Accrued/(Prepaid) pension costs	647,509	(686,344)
Equity (gain) loss from investment in RELS Management Company	285,353	(777,606)
Changes in operating assets and liabilities, net
Accounts receivable	2,053,186	6,464,930
Due to/(from) related parties, net	(2,436,373)	(6,531,261)
Prepaid expenses and other assets	157,839	(675,600)
Accounts payable and other liabilities	3,422,863	(208,446)
Accrued payroll and benefits	(138,281)	1,680,606
Cash provided by operating activities	134,196,387	146,767,410
Cash flows from investing activities
Purchases of property and equipment	(2,537,656)	(2,554,058)
Distributions from consolidated joint ventures	(499,000)	(2,245,500)
Cash used in investing activities	(3,036,656)	(4,799,558)
Cash flows from financing activities
Capital distributions	(122,942,568)	(149,252,099)
Cash used in financing activities	(122,942,568)	(149,252,099)
Net (decrease) increase in cash and cash equivalents	8,217,163	(7,284,247)
Cash and cash equivalents
Beginning of year	392,940	7,677,187
End of year	$8,610,103	$392,940

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

1.	Description of Business and Significant Accounting Policies

Description of Business
RELS LLC (the “Company”) is primarily engaged in the business of providing customers with credit reporting and property appraisal services.  During the year ended December 31, 2004, the Company began doing business as RELS Credit, RELS Valuation and Advanced Collateral Solutions.  The Company formerly was doing business as RELS Reporting, Value IT and Advanced Collateral Solutions.  The Company is owned 50.1% by CoreLogic Real Estate Solutions, LLC., which is a wholly owned subsidiary of CoreLogic, Inc and 49.9% by Wells Fargo Capital Finance, Inc., which is a wholly owned subsidiary of Wells Fargo Corporation.

Summary of Significant Accounting Policies

Basis of Accounting
The consolidated financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation
The accompanying combined financial statements include the combined accounts of the Companies and all majority-owned subsidiaries and effectively controlled joint ventures and are presented on the combined basis due to common ownership, control, and management.  Investments in the Company’s joint ventures, C&S Services and Prime Valuation Services, LLC, in which the Company holds 50.1% partnership interests, are accounted for using the full consolidation method due to the Company’s effective control over the joint ventures.  The ownership interests of the joint ventures minority participants are recorded as “Noncontrolling interests” in the consolidated balance sheets.

Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statements.  Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Property and Equipment
Property and equipment are recorded at cost and depreciated primarily on a straight-line basis over their estimated useful lives.  Maintenance and repair costs are charged to expense as incurred.  Major overhauls that extend the useful lives of existing assets are capitalized.  When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in income.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

Depreciation for financial statement purposes is computed using straight line rates according to the RELS Companies fixed asset policy.  Useful lives by asset category are as follows:

Office furniture and equipment	5 years
Computers, related equipment and software	3 years
Automobiles	3 years
Leasehold Improvements	Life of lease or economic life; whichever is shorter

The Company capitalizes costs of software developed or obtained for internal use, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended.  Capitalization of costs ceases when the project is substantially complete and ready for its intended use.  Costs incurred in the preliminary project stage and costs not qualifying for capitalization are charged to expense.

Revenue Recognition
Appraisal service and credit reporting revenues are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Income Taxes
As a limited liability company, the Company is taxed as a partnership and is not subject to federal or state income taxes.  The result of operations are included in the tax returns of the respective company members and not taxed at the entity level.  There are currently no examinations being conducted of the Company by the Internal Revenue Service ("IRS") or any other taxing authority.

Concentration of Risk of the Real Estate Market
Activity in the real estate market is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds.  Real estate activity and, in turn, the Company’s revenue base, can be adversely affected during periods of high interest rates and/or limited money supply.

Recent Accounting Pronouncements
In December 2007, the FASB issued guidance surrounding noncontrolling interest in consolidated financial statements which was an amendment to existing authoritative literature.  The newly issued guidance requires recharacterizing minority interests as noncontrolling interests in addition to classifying noncontrolling interest as a component of equity.  The guidance also establishes reporting requirements to provide disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  This guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and all other requirements are to be applied prospectively.  All periods presented in these consolidated financial statements reflect the presentation and disclosure required by guidance.  All other requirements under the guidance are being applied prospectively.  The Company adopted this guidance for the period ended December 31, 2009.  Except for the presentation and disclosure requirements required by this guidance, there was no impact on the Company's financial statements.

In January 2010, the Financial Accounting Standards Standards Board (“FASB”) issued updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of material transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. This updated guidance became effective for interim or annual financial reporting periods beginning after December 15, 2009. The adoption of this statement did not have an impact on the consolidated financial statements.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

2.	Fair Value Measurements

GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that fair value.  At December 31, 2010 and 2009, the Company’s financial instruments included cash and cash equivalents, accounts receivable and accounts payable.  The fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The Company’s retirement plans are measured at fair value on a recurring basis (annually).  The Company determines the fair value of its defined benefit pension plans assets with a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company’s defined benefit pension plan assets is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date.  The three hierarchy levels are defined as follows:

Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity and fixed income securities are classified as Level 1.

Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

For the years ended, December 31, 2010 and 2009, the Company's defined benefit pension plan assets were all level 1 assets.  See Note 6 herein for additional discussion concerning pension and postretirement benefit plans.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

3.	Property and Equipment

At December 31, 2010 and 2009, property and equipment is comprised of the following:

	2010	2009

Leasehold improvements	$335,050	$335,871
Furniture and equipment	5,191,588	5,149,181
Software	20,485,059	18,153,732
	26,011,697	23,638,784
Less: Accumulated depreciation and amortization	(22,584,487)	(19,812,217)
	$3,427,210	$3,826,567

Capitalized software amortization expense was $2,742,991 and $2,103,624 during the years ended December 31, 2010 and 2009, respectively.  The net book value of capitalized software costs included in property and equipment at December 31, 2010 and 2009, was $2,928,491 and $3,190,553, respectively.

4.	Accounting for Accumulated Losses of RELS Management Company in Excess of Investment

The Company owns 50% of RELS Management Company, LLC (“RMC”).  The Company uses the equity method of accounting for its investment in RMC as the Company has significant influence, but does not have effective control, of RMC.  RMC provides management, administrative and other support services to the Company.  During the years ended December 31, 2010 and 2009, the Company recorded equity income (loss) from its investment in RMC of ($234,153) and $739,149, respectively.  Losses accumulated over the years have caused the Company’s carrying value of its investment in RMC to become negative.  The Company has continued to record the losses in RMC in excess of its carrying value, which is shown as a liability, due to its commitment to provide financial support to RMC.

5.	Commitments and Contingencies

The Company leases certain office facilities under operating leases, which are renewable.  Certain leases provide that the Company will pay insurance and taxes.  Rental expense for the years ended December 31, 2010 and 2009 was $1,893,326 and $2,054,019, respectively.

Future minimum rental payments (including operating expenses) under operating leases, which end after 2009 and have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2010, are as follows:

2011	$1,711,500
2012	2,188,500
2013	2,208,400
2014	2,004,300
2015	2,067,500
Thereafter	1,775,300
Total minimum payments	$11,955,500

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

The Company is involved in various routine legal proceedings related to its operations.  While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any such proceedings will have a materially adverse effect on its financial condition, results of operations or cash flows.

6.	Employee Benefit Plans

Defined Contribution Plan
The Company participates in a defined contribution 401(k) plan (the “Plan”) for the benefit of its employees and their beneficiaries, which allows eligible employees to save for retirement through pre-tax contributions.  The Company makes discretionary contributions in accordance with the plan document.  For the years ended December 31, 2010 and 2009, the Company recognized $1,025,220 and $1,253,403, respectively, of Plan contribution expenses.

Defined Benefit Plan
The Company has a defined benefit pension plan that provides retirement benefits to substantially all employees of the Company who had monthly earnings prior to December 31, 2001.  The net pension obligations recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, highest average monthly compensation, as defined by the plan, and the mortality of participants.  The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions.  Actuarial gains and losses are deferred and amortized over future periods.  The plan assets of the Company pension plans are valued at fair value using quoted market prices.  Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks.

The obligations and funded status of the Company’s postretirement pension benefit plan as of December 31 is as follows:

	2010	2009

Change in benefit obligation
Benefit obligation at beginning of period	$10,093,105	$9,041,120
Service costs	-	-
Interest costs	670,769	560,679
Actuarial losses (gains)	2,218,030	661,029
Benefits paid	(177,479)	(169,723)
Benefit obligation at end of period	$12,804,425	$10,093,105

	2010	2009

Change in plan assets
Fair value of plan assets at beginning of period	$11,043,230	$8,443,169
Actual return on plan assets	941,068	1,788,041
Company contributions	128,603	981,743
Benefits, premiums and expenses paid	(177,479)	(169,723)
Fair value of plan assets at end of period	$11,935,422	$11,043,230

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

	2010	2009

Reconciliation of funded status
(Unfunded)/Funded status of the plan	$(869,003)	$950,125

	2010	2009

Amounts recognized in the consolidated balance sheet consist of
(Accrued)/Prepaid benefit liability	$(869,003)	$950,125

	2010	2009

Amounts recognized in accumulated other comprehensive loss (1)
Unrecognized net actuarial loss	$6,216,377	$5,095,956

(1)
Amounts recognized in accumulated other comprehensive loss balances above exclude the impact of the Company’s equity subsidiary’s pension related accumulated other comprehensive losses of $286,321 and $235,123 as of December 31, 2010 and 2009, respectively.

	2010	2009

Weighted-average assumptions used to determine benefit obligations
Discount rate	5.48%	5.81%
Expected return on plan assets	4.50%	8.00%

Net periodic postretirement pension benefit costs as of December 31 included the following components:

	2010	2009

Components of net periodic benefit cost
Interest cost	$670,769	$560,679
Expected return on plan assets	(287,796)	(727,635)
Amortization of prior service cost	444,338	423,550
Net periodic benefit cost	$827,311	$256,594

	2010	2009

Weighted-average assumptions used to determine net costs
Discount rate	5.48%	5.81%
Expected return on plan assets	4.50%	8.00%

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2010 and 2009

Future Cash Flows
At December 31, 2010, the following pension benefit payments are expected to be paid by the Company’s plan and reflect expected future services, as appropriate:

2011	$326,078
2012	380,328
2013	426,619
2014	477,804
2015	515,795
2016 to 2020	3,409,313

Estimated future contributions to the plan for 2011 are $0.

Plan Assets
The Company’s pension plan asset allocation by asset category as of the measurement date follows:

	Percentage of Plan Assets
	at December 31,
	2010	2009

Asset category
Domestic and international equities	4%	43%
Fixed income	96%	57%
	100%	100%

7.	Related Parties

The Company has significant transactions with CoreLogic, Wells Fargo and other RELS entities.  For the years ended December 31, 2010 and 2009, approximately 97% and 96%, respectively, of the Company’s revenues included in the consolidated statements of income and comprehensive income were received from its Wells Fargo and its affiliates.

The Company conducts business with entities that are owned through common control of the RELS Companies as well as the CoreLogic, from whom they primarily receive merging of credit report data services, fraud detection services, and certain other charges.  The expenses relating to these services provided by CoreLogic were approximately $22.8 million and $21.2 million, respectively, for the years ended December 31, 2010 and 2009.  The combined balance sheets include amounts due to or due from the following related parties.

	2010	2009

Due from (to)
CoreLogic and related affiliates	$(979,202)	$(2,221,487)
RMC	42,072,355	40,878,267
	41,093,153	38,656,780